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BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3333 Fax

December 16, 2021

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

Mr. Jason Fox

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

Combined Proxy Statement/Prospectus on Form N-14

SEC File No. 333-260616

Dear Messrs. Bellacicco and Fox:

This letter responds to the comments provided to me, Stephen Choi and Nina Shallal of Dechert LLP with respect to your review of the combined proxy statement/prospectus filed with the Securities and Exchange Commission (“SEC”) on October 29, 2021 on Form N-14 (the “Combined Proxy Statement/Prospectus”). The Combined Proxy Statement/Prospectus relates to the proposed reorganization of each of the BMO Government Money Market Fund, BMO Prime Money Market Fund, and BMO Tax-Free Money Market Fund (each, an “Acquired Fund”), each a series of BMO Funds, Inc., with and into a corresponding series of the Registrant, the Goldman Sachs Financial Square Government Fund, Goldman Sachs Investor Money Market Fund, and Goldman Sachs Investor Tax-Exempt Money Market Fund (each, an “Acquiring Fund”), in exchange for shares of the corresponding Acquiring Fund and the assumption by the Acquiring Fund of the stated liabilities of the corresponding Acquired Fund. We have reproduced the comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meanings attributed to such terms in the Combined Proxy Statement/Prospectus.

General

1.

Comment: Please respond to our comments in writing and file the responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the Registrant’s response, please provide revised disclosure with your letter. Please allow the SEC staff (the “Staff”) sufficient time to review the Registrant’s response prior to filing the 497 filing.

Response: We acknowledge the comments and have addressed them accordingly.

Mr. Christopher Bellacicco December 16, 2021 Page 2

Combined Proxy Statement/Prospectus (Part A)

2.

Comment: The second page states that the Prospectus and Statement of Additional Information for the Acquired Funds dated December 29, 2020 (as supplemented) are incorporated by reference into the Combined Proxy Statement/Prospectus. Please supplementally explain to the Staff if the 2021 Prospectus and Statement of Additional Information for the Acquired Funds will be incorporated by reference into the Combined Proxy Statement/Prospectus when they become available.

Response: The Registrant respectfully notes that the definitive Combined Proxy Statement/Prospectus will be filed and mailed out to Acquired Fund shareholders prior to the effective date of the 2021 Prospectus and Statement of Additional Information for the Acquired Funds. The Registrant believes that, upon mailing, the definitive Combined Proxy Statement/Prospectus will satisfy the disclosure obligations under Form N-14 and otherwise contain material information (whether incorporated by reference or otherwise) that is sufficient for Acquired Fund shareholders to determine whether to approve the applicable Reorganization.

3.

Comment: Please update the Combined Proxy Statement/Prospectus to incorporate by reference the Acquired Funds’ annual report to shareholders for the fiscal year ended August 31, 2021, which was filed on EDGAR on November 5, 2021.

Response: The Registrant will incorporate by reference the Acquired Funds’ annual report to shareholders for the fiscal year ended August 31, 2021.

4.

Comment: Under “Comparison of Fees and Expenses” section in “SYNOPSIS OF PROPOSAL” for each Reorganization, please revise the third paragraph to clarify the distinction between shareholder administration fees and shareholder service fees.

Response: The Registrant will revise the disclosure as follows:

In comparing the fees and expenses of the Funds, you may wish to consider differences in fee structure. The Acquiring Fund pays GSAM a fee for its management services, which include investment advisory services and fund administrative services.* In contrast, the Acquired Fund pays BMO AM separate fees for advisory services on the one hand and fund administrative services on the other hand. BMO AM, as administrator of the Acquired Funds, is entitled to receive a fee based on the aggregate average daily net assets of the Acquired

Mr. Christopher Bellacicco December 16, 2021 Page 3

Funds (0.040% on the first $2 billion, 0.030% on the next $2 billion, 0.025% on the next $2 billion, 0.020% on the next $2 billion and 0.010% on aggregate average daily net assets in excess of $8 billion). This separate fund administrative services fee is reflected in the Acquired Fund’s “Other expenses” in the Annual Fund Operating Expenses table below.

…

* As discussed more fully below under “Comparison of Sales Charges and Distribution Arrangements,” Administration Shares of the Acquiring Fund are subject to a shareholder administration fee at the annual rate of 0.25% of the average daily net assets of the Fund attributable to Administration Shares. These shareholder administration fees are paid to intermediaries that provide certain services to the Acquiring Fund. Investor Class (Class Y) Shares of the Acquired Fund are subject to similar fees (which are called shareholder service fees).

5.

Comment: Under “Comparison of Principal Investment Strategies” section in “SYNOPSIS OF PROPOSAL” for each Reorganization, please include a narrative discussion of the material differences between the principal investment strategies of an Acquired Fund and those of the corresponding Acquiring Fund.

Response: GSAM and BMO AM believe that, because the Acquiring Funds and Acquired Funds are subject to substantial investment limitations under Rule 2a-7 under the 1940 Act (e.g., quality, liquidity, maturity and diversification), the principal investment strategies of each Acquiring Fund and the corresponding Acquired Fund are substantially similar and that any differences are not material to shareholders.

6.

Comment: The Staff notes that at certain asset levels, the contractual management fees for BMO Government Money Market Fund and BMO Tax-Free Money Market Fund would be lower than the contractual management fees for the corresponding Acquiring Funds. The Staff also notes that the contractual management fee for BMO Prime Money Market Fund is lower than that of the corresponding Acquiring Fund at all asset levels. In light of this, please prominently disclose this information in the following locations: 1) under “How will the Reorganizations affect me? Will there be any changes to my fees and expenses as a result of the Reorganizations?” in the management’s letter to Acquired Fund shareholders; and 2) under “Comparison of Management of the Funds” section in “SYNOPSIS OF PROPOSAL” for each Reorganization. Additionally, under “REASONS FOR THE PROPOSED REORGANIZATION AND THE BMO FUNDS BOARD’S EVALUATION AND RECOMMENDATION” section, please disclose whether the BMO Funds Board had specifically considered the comparison of the management fees.

Mr. Christopher Bellacicco December 16, 2021 Page 4

Response: The Registrant will revise the disclosure as follows:

How will the Reorganizations affect me? Will there be any changes to my fees and expenses as a result of the Reorganizations?

If a Reorganization is approved by an Acquired Fund’s shareholders and the other conditions to the closing of the Reorganization are satisfied or waived on the effective date of the Reorganization, the Acquired Fund’s shareholders will be issued a designated class of shares of the corresponding Acquiring Fund that are equal in aggregate value to the shares of the Acquired Fund that those shareholders held immediately prior to the effective time of the Reorganization. Following the Reorganizations, the shareholders of the Acquired Funds are expected to experience a decrease in net fees and expenses with respect to their investment in the corresponding Acquiring Fund.

Although shareholders of the Acquired Funds are expected to experience a decrease in net fees and expenses following the Reorganizations, at certain asset levels (which have not yet been reached), the contractual management fee of each of BMO Government Money Market Fund and BMO Tax-Free Money Market Fund is lower than that of each Fund’s corresponding Acquiring Fund, and at all asset levels, the contractual management fee of BMO Prime Money Market Fund is lower than that of its corresponding Acquiring Fund. However, it is important to consider differences in fee structure when making these comparisons. Additional information, including pro forma expense information, is included in the enclosed Proxy Statement/Prospectus in the section entitled “Synopsis of Proposal” for each corresponding Reorganization.

Comparison of Management of the Funds1

BMO AM currently serves as the investment adviser for the Acquired Fund and GSAM currently serves as the investment adviser for the Acquiring Fund. The tables below show the contractual advisory/management fee schedule for each of

[1]	Similar disclosure will be added to the same section for the remaining Acquiring Funds and Acquired Funds.

Mr. Christopher Bellacicco December 16, 2021 Page 5

the Funds, as applicable. Although shareholders of the Acquired Fund are expected to experience a decrease in net fees and expenses following the Reorganization, at certain asset levels (which have not yet been reached), the contractual management fee of the Acquired Fund is lower than that of the Acquiring Fund. Goldman Sachs Financial Square Government Fund’s management fee schedule will apply following completion of the Reorganization.

REASONS FOR THE PROPOSED REORGANIZATION AND THE BMO FUNDS BOARD’S EVALUATION AND RECOMMENDATION

In considering the proposed Reorganizations, the BMO Funds Board considered the following significant factors, among others and in no order of priority:

…

☐

the management and administrative fees of each Acquired Fund as compared to the management fees of its corresponding Acquiring Fund, including that the contractual management fees of each of BMO Government Money Market Fund and BMO Tax-Free Money Market Fund are lower than the contractual management fee of its corresponding Acquiring Fund at certain asset levels (which have not yet been reached by the respective Acquired Funds), and, in the case of BMO Prime Money Market Fund, lower than its corresponding Acquiring Fund at all asset levels;

7.

Comment: Under “REASONS FOR THE PROPOSED REORGANIZATION AND THE BMO FUNDS BOARD’S EVALUATION AND RECOMMENDATION” section, in the eleventh bullet point, please insert “overall” after the word “favorable” in the following phrase: “each Acquiring Fund had a more favorable expense structure than the corresponding Acquired Fund.”

Response: The Registrant will revise the disclosure accordingly.

8.	Comment: In EXHIBIT A: FUNDAMENTAL INVESTMENT POLICIES OF THE FUNDS, the Staff has noted that the Acquired Funds’ investment policies for “Senior Securities” are not stated. Please explain.

Mr. Christopher Bellacicco December 16, 2021 Page 6

Response: The Registrant notes that the Acquired Funds’ investment policies for “Senior Securities” are included in their investment policies for “Borrowing.”2 The Registrant has added language in the “Senior Securities” rows to cross-reference the Acquired Funds’ investment policies for “Borrowing.”

9.

Comment: Please include disclosure in the body of the Combined Proxy Statement/Prospectus that a shareholder of an Acquiring Fund may vote on fewer matters than a shareholder of the corresponding Acquired Fund.

Response: The Registrant will revise the disclosure accordingly.

10.	Comment: Please confirm whether an investor in two or more of the Acquired Funds will be able to vote separately for each Acquired Fund of which he or she is a shareholder.

Response: The Registrant hereby confirms that an investor in two or more of the Acquired Funds will be able to vote separately for each Acquired Fund of which he or she is a shareholder.

*                *                 *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Stephen Choi, Dechert LLP

Nina Shallal, Dechert LLP

[2]	Each Acquiring Fund will not issue senior securities or borrow money, except as the 1940 Act, any rule, regulation or exemptive order thereunder, or any SEC staff interpretation thereof, may permit.